RESOLVED: The Section 3.5 of the Bylaws of the Corporation is hereby amended and restated as follows:

     3.5 SPECIAL MEETINGS: A special meeting of the Board of Directors may be called at any time by the Chairman of the Board or the President (or by the Secretary, if no President is then serving). A special meeting of the Board of Directors shall be called by the President (or, in the absence of action by the President, by the Secretary) upon the written request of a majority of the directors then serving.